February 10, 2006

Mark Webb, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0408

100 F Street, NE

Washington, DC 20549

RE:	AmericasBank Corp.
Registration Statement on Form SB-2
Registration No. 333-130542

Dear Mr. Webb:

Set forth below are responses to the comments noted in your letter dated February 8, , 2006 regarding the registration statement on Form SB-2, including any amendments thereto, (the “Registration Statement”) (SEC File No. 333-130542) filed by our client AmericasBank Corp. (the “Registrant”). For ease of presentation, we have included your comments along with the Registrant’s responses to each comment.

Please note that, in addition to changes made in response to your letter, additional changes have been made in response to certain State comments and to reflect an increase in the size of the offering.

General

1.	Your response letter and cover page are confusing. Please note that if you collect money from investors in an escrow account, you are conducting a continuous offering. Investors must receive a definitive prospective before they send in money, and that prospectus must have a price. It is confusing to speak of a pricing after investors have sent in their money.

Response: As discussed with Mark Webb and Gregory Dundas of the staff of the Securities and Exchange Commission (the “SEC”) on February 9, 2006, the Registrant intends to comply with the provision of Rule 430A under the Securities Act of 1933, as amended. The offering is being conducted by McKinnon & Company, Inc. (“McKinnon”), as underwriter, on a best efforts basis. We have been informed that prior to the pricing of the offering, McKinnon and certain dealers that may be part of the selling group will contact their clients and others in order to establish levels of interest in the offering. Once the offering has been priced, McKinnon and such dealers will confirm sales and collect funds from accounts that have been established with them. Closing will occur on a T+3 basis, as required by federal securities laws. See changes made to the “Plan of Distribution.”

The escrow agreement that will be signed at closing is not an agreement between any investors and the participants in the offering, and otherwise has no relevance to offers and sales to potential investors. It is an agreement entered into by McKinnon, as underwriter, the Company and SunTrust Bank, as escrow agreement to permit McKinnon to comply at closing (which will occur six days after pricing and confirmations of sales with investors) with its obligations under Rule 15c2-4 under the Securities Exchange Act of 1934, as amended, for a best efforts offering.

2.	Please note the updating requirements of Rule 310(g) of Regulation S-B.

Response: The Registrant understands and acknowledges the updating requirements of Rule 310(g) of Regulation S-B. The Registrant respectfully notes that it expects the Registration Statement to be declared effective by the SEC Staff before the financial statements included as part of the Registration Statement are deemed to be stale. In any event, the Registrant undertakes to comply with the requirements of Rule 310(g) of Regulation S-B.

3.	Please file updated consents for all audited financial statements included in your next filing.

Response: The updated consent is included as part of the Registration Statement. See Exhibit 23.2 attached as part of Amendment No. 2 to the Registration Statement.

Cover Page

4.	We note the response to our prior comment 1. Please revise to indicate when the offering will be over. Refer to Item 501(a)(9)(iii).

Response: Based upon our conversation with the SEC staff, the Registrant has not made any change to the Cover Page. The Registrant has made a change to the “Plan of Distribution” section.

5.	Please include the price.

Response: Based upon our conversation with the SEC Staff, the Registrant notes that the offering is being conducted pursuant to Rule 430A. The Registrant undertakes to include the price once it is determined and to circulate a copy of the definitive prospectus as such time.

Exhibit 5.1

6.	We note that the legality opinion is restricted to federal law. In light of the fact that the company is incorporated in Maryland, it appears that the opinion should opine on Maryland law. Please revise.

Response: A revised opinion has been filed as part of the amendment to the Registration Statement. See Exhibit 5.1 attached as part of Amendment No. 2 to the Registration Statement.

We trust that the foregoing is responsive to your comments, and look forward to hearing from you or your staff concerning the amendment in the near future. Please feel free to call me at (410) 347-7353 or Kenneth B. Abel at (410) 347-7394 if we can be of any assistance.

Thank you for your time and consideration.

Very truly yours,

Sanjay M. Shirodkar

Enclosure

cc:	Gregory Dundas, Esq. (SEC)
Paula Smith (SEC)
Mark H. Anders (AmericasBank Corp.)
Frank C. Bonaventure, Esq. (Ober Kaler)
Kenneth B. Abel, Esq. (Ober Kaler)